SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM U-3A-2
                                                  File No. 69-278
              FISCAL YEAR ENDED DECEMBER 31, 1995

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
        Provisions of the Public Utility Holding Company
                          Act of 1935

             To Be Filed Annually Prior to March 1

                    DOMINION RESOURCES, INC.
                       (Name of Company)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                        State of   Location and
  Name                              Organization   Nature of Business

Dominion Resources, Inc.                Virginia   Richmond, Virginia - Holding
                                                   Company

            Subsidiaries of Dominion Resources, Inc.
Virginia Electric and Power Company     Virginia   Virginia and North Carolina-
                                                   Electric utility
Dominion Capital, Inc. (1)              Virginia   Richmond, Virginia -
                                                   Financial services, land
                                                   development
Dominion Energy, Inc. (1)               Virginia   Richmond, Virginia -
                                                   Nonutility power production
                                                   and gas and oil development

      Subsidiaries of Virginia Electric and Power Company
Virginia Power Fuel Corporation         Virginia   Richmond, Virginia - Nuclear
                                                   fuel procurement
Virginia Power SPC-I, Inc.              Virginia   Richmond, Virginia - Special
                                                   purpose corporation
A&C Enercom, Inc.                       Virginia   Richmond, Virginia - Sales
                                                   of energy services

              Subsidiaries of Dominion Capital, Inc.
Rincon Securities Inc.                  New York   Richmond, Virginia -
                                                   Investment company
Dominion Financing, Inc.                Virginia   Richmond, Virginia - Special
                                                   purpose medium-term
                                                   financing subsidiary
Blue Ridge Securities, Inc.             Virginia   Richmond, Virginia -
                                                   Investment company
Louisiana Hydroelectric                 Virginia   Richmond, Virginia -
  Capital Corporation                              Investment company
Vidalia Audit, Inc.                     Virginia   Richmond, Virginia - Audit
                                                   company for hydroelectric
                                                   project

                                       State of   Location and
  Name                              Organization   Nature of Business
       Subsidiaries of Dominion Capital, Inc. (continued)
America's Utility Fund Service          Virginia   Richmond, Virginia - Mutual
  Company                                          Fund administrator
Project America, Inc.                   Virginia   Richmond, Virginia - Mutual
                                                   Fund broker-dealer
Rosemont/DCI Properties, Inc.           Virginia   Richmond, Virginia - Real
                                                   estate investment
Shoulders Hill/DCI Properties, Inc.     Virginia   Richmond, Virginia - Real
                                                   estate investment
Edgen, Inc.                             Delaware   Richmond, Virginia - Real
                                                   estate holding company
Stanton Associates, Inc.                Virginia   Norfolk, Virginia - Real
                                                   estate holding company
Williams Court/DCI Properties, Inc.     Virginia   Richmond, Virginia - Real
                                                   estate investments
Dominion Lands, Inc.                    Virginia   Richmond, Virginia - Land
                                                   development
Virginia Financial Ventures, Inc.       Virginia   Richmond, Virginia -
                                                   Commercial finance
Dominion Land Management Company        Virginia   Richmond, Virginia - Real
                                                   estate development
Trilon Dominion Partners, L.L.C.        Delaware   New York, New York - Venture
                                                   capital investments
Dominion Venture Investments, Inc.      Virginia   Richmond, Virginia - Middle
                                                   market commercial lending
Catalyst Old River Hydroelectric       Louisiana   Vidalia, Louisiana -
  Limited Partnership                              Electric power production
Credit Depot Corporation                Delaware   Atlanta, Georgia -
                                                   Residential financial
                                                   services
Electronic Lighting, Inc.               Delaware   Menlo Park, California -
                                                   Lighting control systems

        Subsidiaries of Dominion Land Management Company
Bridgeway Management Company            Virginia   Suffolk, Virginia - Real
                                                   estate management
Governor's Land Management              Virginia   James City County, Virginia
  Company, Inc.                                    - Operation and maintenance
                                                   services for land and club
                                                   development projects
Old North State Management Company      Virginia   New London, North Carolina -
                                                   Real estate management
Stonehouse Management Company           Virginia   Williamsburg, Virginia -
                                                   Real estate management
Waterford Management Company            Virginia   Houston, Texas - Real estate
                                                   management

         Subsidiaries of Trilon Dominion Partners, L.L.C.
IMProCOM, Inc.                            Nevada   Ormond Beach, Florida -
                                                   Digital imaging software
Advanced Materials Group, Inc.            Nevada   Carson, California -
                                                   Packaging and container
                                                   products
Caldera Environmental Corp.               Canada   Rosemont, Illinois - Water
                                                   treatment systems
Wilshire Technologies, Inc.           California   Carlsbad, California -
                                                   Medical supplies
Accessware, Inc.                        Delaware   Houston, Texas - Modular
                                                   software

                                        State of   Location and
  Name                              Organization   Nature of Business
   Subsidiaries of Trilon Dominion Partners, L.L.C. (continued)
EPL Technologies, Inc.                  Colorado   West Conshohocken,
                                                   Pennsylvania - Food
                                                   processing technologies

              Subsidiary of Stanton Associates, Inc.
Goodman Segar Hogan, Inc.           Virginia     Norfolk, Virginia - Real
                                                 estate company

            Subsidiaries of Goodman Segar Hogan, Inc.
Stanton Associates One                  Virginia   Norfolk, Virginia - Real
                                                   estate investment
Goodman Segar Hogan Hoffler, Inc.       Virginia   Norfolk, Virginia - Real
                                                   estate company
Denbigh Shopping Center Associates      Virginia   Norfolk, Virginia - Real
                                                   estate investment
GSH/Stanton Associates, L.P.            Virginia   Norfolk, Virginia - Real
                                                   estate investment
Stanton Associates Two                  Virginia   Norfolk, Virginia - Real
                                                   estate investment
Hogan Stanton, Inc.                     Virginia   Norfolk, Virginia - Real
                                                   estate investment
Hogan Stanton Properties, Inc.          Virginia   Norfolk, Virginia - Real
                                                   estate investment
Hogan Stanton Investment, Inc.          Virginia   Norfolk, Virginia - Real
                                                   estate investment
Goodman Segar Hogan of Great            Virginia   Norfolk, Virginia - Real
  Bridge, Inc.                                     estate investment
Air Cargo Associates                    Virginia   Norfolk, Virginia -
                                                   Operating Partnership-Real
                                                   estate
Air Cargo Associates II                 Virginia   Norfolk, Virginia -
                                                   Operating Partnership-Real
                                                   estate
Monroe Construction                     Virginia   Norfolk, Virginia -
  Management, Inc.                                 Construction company
Arcade, Inc.                            Virginia   Norfolk, Virginia - Real
                                                   estate investment
Goodman Segar Hogan of                  Virginia   Norfolk, Virginia - Real
 Little Neck, Inc.                                 estate investment
Riverside Development Joint             Virginia   Norfolk, Virginia -
  Venture                                          Operating Partnership-Real
                                                   estate
Baxter Road Associates                  Virginia   Norfolk, Virginia -
                                                   Operating Partnership-Real
                                                   estate
Goodman Segar Hogan of                  Virginia   Norfolk, Virginia - Real
  Orlando, Inc.                                    estate investment
Historic Towne Square Company           Virginia   Norfolk, Virginia -
                                                   Operating Partnership-Real
                                                   estate
American Storage Properties, Inc.       Virginia   Norfolk, Virginia - Real
                                                   estate investment
Goodman Segan Hogan of                  Virginia   Norfolk, Virginia - Real
  World Trade Center, Inc.                         estate investment
World Trade Center Associates,          Virginia   Norfolk, Virginia -
  L.P.                                             Operating Partnership- Real
                                                   estate
Azalea Richmond Self-Storage, Inc.      Virginia   Norfolk, Virginia - Real
                                                   estate investment

                                        State of   Location and
  Name                              Organization   Nature of Business
      Subsidiaries of Goodman Segar Hogan, Inc. (continued)
Goodman Segar Hogan of                  Virginia   Norfolk, Virginia - Payroll
  North Carolina, Inc.                             Tax Conduit
Goodman Segar Hogan of                  Virginia   Norfolk, Virginia - Payroll
  Virginia, Inc.                                   Tax Conduit
GSH Maintenance Corporation             Virginia   Norfolk, Virginia - Payroll
                                                   Tax Conduit
Goodman Segar Hogan of                  Virginia   Norfolk, Virginia - Payroll
  Atlanta, Inc.                                    Tax Conduit
Madison Property Services, Inc.         Virginia   Norfolk, Virginia -
                                                   Insurance services
Goodman Segar Hogan Parking             Virginia   Norfolk, Virginia - Parking
  Management, Inc.                                 lot Management
Shoulders Hill Investors, L.P.          Virginia   Norfolk, Virginia - Dormant
                                                   partnership
Goodman Segar Hogan of
  Southern Shopping Center              Virginia   Norfolk, Virginia - Real
                                                   estate investment

       Subsidiaries of Goodman Segar Hogan of Orlando, Inc.
Curry Ford                               Florida   Orlando, Florida - Real
                                                   estate investment
University Square                        Florida   Orlando, Florida - Real
                                                   estate investment

         Subsidiary of Azalea Richmond Self-Storage, Inc.
Azalea Richmond Self-Storage            Virginia   Norfolk, Virginia - Real
                                                   estate investment

              Subsidiary of Stanton Associates One
Brown Farm Associates                   Virginia   Norfolk, Virginia -
                                                   Operating partnership-Real
                                                   estate

         Subsidiary of Denbigh Shopping Center Associates
Turnbarr Associates                   Virginia     Norfolk, Virginia -
                                                   Operating partnership-Real
                                                   estate
               Subsidiary of Stanton Associates Two
Salem Lakes Commercial Associates     Virginia     Norfolk, Virginia -
                                                   Operating partnership - Real
                                                   estate

                Subsidiary of Hogan Stanton, Inc.
HS Advisors, Ltd.                     Virginia     Norfolk, Virginia - Real
                                                   estate investment

           Subsidiary of Hogan Stanton Properties, Inc.
HS Advisors II, Ltd.                  Virginia     Norfolk, Virginia - Real
                                                   estate investment

          Subsidiary of Hogan Stanton Investments, Inc.
HS Advisors III, Ltd.                 Virginia     Norfolk, Virginia - Real
                                                   estate investment

                    Subsidiary of Arcade, Inc.
Selden Associates                     Virginia     Norfolk, Virginia -
                                                   Operating partnership- Real
                                                   estate



                                        State of   Location and
  Name                              Organization   Nature of Business
         Subsidiary of American Storage Properties, Inc.
GSH/American Storage                  Virginia     Norfolk, Virginia - Real
  Properties Associates, L.P.                      estate investment

          Subsidiary of Goodman Segar Hogan, Inc. and
               Goodman Segar Hogan Hoffler, Inc.
Goodman Segar Hogan Hoffler L.P.        Virginia   Norfolk, Virginia - Real
                                                   estate brokerage, leasing
                                                   and management

         Subsidiary of Goodman Segar Hogan Hoffler, Inc.
Goodman Segar Hogan Hoffler           Virginia     Norfolk, Virginia - Real
  Construction, Inc.                               estate construction general
                                                   partner

Subsidiary of Goodman Segar Hogan Hoffler Construction, Inc. and
                Goodman Segar Hogan Hoffler L.P.
Goodman Segar Hogan Hoffler             Virginia   Norfolk, Virginia - Real
  Construction, L.P.                               estate construction

                    Subsidiary of Edgen, Inc.
H-W Properties, Inc.                  Delaware     Houston, Texas - Real
                                                   estate investment

               Subsidiaries of H-W Properties, Inc.
Waterford Harbor Realty, Inc.             Texas   Houston, Texas - Real estate
                                                  management
Crystal Park Investors, Inc.              Texas   Houston, Texas - Real estate
                                                  investment

         Subsidiary of Virginia Financial Ventures, Inc.
First Source Financial LLP           Illinois     Prospects Heights, Illinois
                                                  - Middle market commerical
                                                  lending

               Subsidiaries of Dominion Lands, Inc.
Widewater Associates                  Virginia     Stafford County, Virginia -
                                                   Land Development
Dominion Lands-Williamsburg, Inc.       Virginia   James City County, Virginia
                                                   - Land Development
Harborside Condominium Unit             Virginia   Alexandria, Virginia -
  Owners Association                               Condominium Owners
                                                   Association
Chesterfield Land, Inc.                 Virginia   Chesterfield County,
                                                   Virginia - Land development
Old North, Inc.                         Virginia   New London, North Carolina -
                                                   Real estate development

  Subsidiary of Dominion Lands, Inc. and Chesterfield Land, Inc.
Chesterfield Land Associates            Virginia   Chesterfield County,
                                                   Virginia - Land development

             Subsidiairies of Lake Badin Associates
Uwharrie Point Community                   North   Montgomery County,
  Association, Inc.                     Carolina   North Carolina - Homeowners
                                                   Association
Millingport Community                      North   Montgomery County,
  Association, Inc.                     Carolina   North Carolina -
                                                   Neighborhood Association


                                        State of   Location and
  Name                              Organization   Nature of Business
             Subsidiary of Dominion Lands, Inc. and
               Dominion Lands-Williamsburg, Inc.
Governor's Land Associates              Virginia   James City County, Virginia
                                                   - Land Development

            Subsidiaries of Governor's Land Associates
Governor's Land Foundation              Virginia   James City County, Virginia
                                                   - Homeowners Association
Two Rivers Club                         Delaware   James City County, Virginia
                                                   - Country Club

      Subsidiary of Dominion Lands, Inc. and Old North, Inc.
Lake Badin Associates                   Virginia   Montgomery County, North
                                                   Carolina - Land Development

             Subsidiaries of Dominion Energy, Inc.
Dominion Cogen, Inc.                    Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration
Dominion Cogen CA, Inc.                 Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration in
                                                   state of California
Dominion Cogen DC, Inc.                 Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration in
                                                   Washington, DC
Dominion Cogen NY, Inc.                 Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration and
                                                   small power production in
                                                   state of New York
Dominion Cogen WV, Inc.                 Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration in
                                                   state of West Virginia
Dominion Energy Services                Virginia   Richmond, Virginia -
  Company, Inc. (operates in                       Operation and maintenance
  West Virginia as DE Services                     services for nonutility
  Company, Inc.)                                   power projects
Dominion Demand Side                    Virginia   Headquarters in Richmond,
  Services, Inc.                                   Virginia - Energy
                                                   Conservation
Dominion Generating S.A.               Argentina   Buenos Aires, Argentina -
                                                   Electric power production in
                                                   Argentina
Dominion Black Warrior Basin, Inc.       Alabama   Tuscaloosa, Alabama -
                                                   Methane gas production
DEI U.K., Inc.                          Virginia   Richmond, Virginia - Equity
                                                   holding
DEI Texas, Inc.                         Virginia   Richmond, Virginia - Shell
                                                   company
Dominion Energy U.K., Inc.              Virginia   Richmond, Virginia - Equity
                                                   holding
Dominion Management Argentina S.A.     Argentina   Buenos Aires, Argentina -
                                                   Operation and maintenance
                                                   services for electric power
                                                   production
Dominion Reserves, Inc.                 Virginia   Richmond, Virginia - Gas and
                                                   oil development
Dominion Reserves-Utah, Inc.                Utah   Headquarters in Richmond,
                                                   Virginia - Methane gas
                                                   production in Utah
Dominion Energy Central             Belize, C.A.   Belize City, Belize - Equity
  America, Inc.                                    holding

                                        State of   Location and
  Name                              Organization   Nature of Business
       Subsidiaries of Dominion Energy, Inc. (continued)
Dominion U.K. Limited             United Kingdom   United Kingdom - Equity
                                                   holding
Caithness BLM Group L.P.              New Jersey   Ridgecrest, California -
                                                   Geothermal electric
                                                   generation
Caithness Navy II Group L.P.          New Jersey   Inyo County,  California -
                                                   Geothermal electric
                                                   generation
Rumford Cogeneration Company, Ltd.         Maine   Rumford, Maine-Cogeneration
Luz Solar Partners Ltd., VII L.P.     California   Los Angeles, California -
                                                   Solar electric generation

      Subsidiary of Dominion Energy Central America, Inc.
Belize Electric Company, Ltd              Belize   Belize - Hydro electric
                                                   generation

 Subsidiary of Dominion Energy, Inc. And Dominion Reserves, Inc.
Dominion Energy Pty Ltd                Australia   Queensland, Australia -
                                                   Equity holding

              Subsidiary of Dominion U.K. Limited
Dominion First Hydro Limited U.K.         United   United Kingdom - Equity
                                         Kingdom    holding

            Subsidiaries of Dominion Energy Pty Ltd
Beaconsfield Energy Development        Australia   Queensland, Australia -
  Pty Ltd                                          Oil and gas development
Dry Creek Transmission Pty Ltd         Australia   Queensland, Australia -
                                                   Equity holding

          Subsidiary of Dry Creek Transmission Pty Ltd
South Australian Pipeline Company      Australia   Australia - Shell company
  Pty Ltd

                Subsidiary of Dominion Cogen, Inc.
Enron/Dominion Cogen Corp.            Delaware     Houston, Texas -Cogeneration

            Subsidiaries of Enron/Dominion Cogen Corp.
Enron Cogeneration One Company          Delaware   Houston, Texas-Cogeneration
Enron Cogeneration Three Company        Delaware   Houston, Texas-Cogeneration
Enron Cogeneration Five Company         Delaware   Houston, Texas-Cogeneration

           Subsidiary of Enron Cogeneration One Company
Cogenron Inc.                           Delaware   Texas City, Texas -
                                                   Cogeneration Plant

          Subsidiary of Enron/Dominion Cogen Corp. and
                Enron Cogeneration Three Company
Clear Lake Cogeneration L.P.               Texas   Bayport, Texas -Cogeneration
                                                   Plant

         Subsidiary of Enron Cogeneration Five Company
Cogen Technologies NJ Venture         New Jersey   Bayonne, NJ - Cogeneration
                                                   plant

Subsidiaries of Dominion Energy, Inc. and Dominion Cogen CA, Inc.
Chalk Cliff Limited                      Texas     Headquarters in Houston,
                                                   Texas - Cogeneration in
                                                   state of California

                                        State of   Location and
  Name                              Organization   Nature of Business
Subsidiaries of Dominion Energy, Inc. and Dominion Cogen CA, Inc. (continued)
San Joaquin Cogen Limited                  Texas   Headquarters in Houston,
                                                   Texas - Cogeneration in
                                                   state of California

Subsidiaries of Dominion Energy, Inc. and Dominion Cogen NY, Inc.
Warrensburg Hydro Power L. P.           New York   Glens Falls, New York -
                                                   Small Power Producer
Middle Falls Limited Partnership        New York   Glens Falls, New York -
                                                   Small Power Producer
Sissonville Limited Partnership         New York   Glens Falls, New York -
                                                   Small Power Producer
NYSD Limited Partnership                New York   Glens Falls, New York -
                                                   Small Power Producer

              Subsidiary of Dominion Cogen DC, Inc.
Georgetown Cogeneration, L.P.           Virginia   Headquarters in Richmond,
                                                   Virginia - Cogeneration in
                                                   Washington, D.C.

              Subsidiary of Dominion Cogen WV, Inc.
Morgantown Energy Associates       West Virginia  Morgantown, WV -
                                                  Cogeneration

             Subsidiaries of Dominion Reserves, Inc.
Chesterfield Energy Corporation        Delaware   Clarksburg, West Virginia -
                                                  Oil and gas development
Dominion Appalachian Development,      Virginia   Clarksburg, West Virginia -
  Inc.                                            Oil and gas development
Dominion Appalachian Development       Virginia   Clarksburg, West Virginia -
  Properties, L.L.C.                               Oil and gas development
Dominion Gas Processing MI, Inc.        Virginia   Headquarters in Richmond,
                                                   Virginia - Natural gas
                                                   processing in Michigan
Dominion Reserves - Indiana, Inc.       Virginia   Indiana - Oil and gas
                                                   development
Dominion Southern Michigan, Inc.        Delaware   Headquarters in Richmond,
                                                   Virginia - Oil and gas
                                                   development in Michigan
Gas Exploration and Development             West   Clarksburg, West Virginia -
  Company                               Virginia   Oil and gas development
Stonewall Gas Company                   Virginia   Clarksburg, West Virginia -
                                                   Oil and gas development

         Subsidiary of Dominion Gas Processing MI, Inc.
Frederic HOF L.P.                       Virginia   Gaylord, Michigan - Natural
                                                   gas processing
Wilderness Energy, L.C.                 Michigan   Gaylord, Michigan - Oil and
                                                   gas gathering and processing

Subsidiary of Wilderness Energy, L.C. and Dominion Gas Processing MI, Inc.
Wilderness Energy Services L.P.   Michigan     Gaylord, Michigan - Oil and
                                               gas gathering and processing

             Subsidiaries of Dominion Generating S.A.
A. V. Holding S.A.                   Argentina     Buenos Aires, Argentina -
                                                   Equity holdings in Argentina
Patagonia Holding, S.A.                Argentina   Buenos Aires, Argentina -
                                                   Equity holdings in Argentina

                                        State of   Location and
  Name                              Organization   Nature of Business
                Subsidiary of A. V. Holding S.A.
Central Termica Alto Valle, S.A.       Argentina   Buenos Aires, Argentina -
                                                   Electric power production

             Subsidiary of Patagonia Holding, S.A.
Hidroelectrica Cerros Colorados S.A.   Argentina   Buenos Aires, Argentina -
                                                   Electric power production

 Subsidiary of Dominion Energy, Inc., Dominion Reserves, Inc.,
                    and Dominion Cogen, Inc.
Inversiones Dominion Bolivia S.A.        Bolivia   Bolivia - Equity holding

        Subsidiary of Inversiones Dominion Bolivia S.A.
Empresa Electrica Corani S.A.            Bolivia   Cochabama, Bolivia -
                                                   Electric power production

____________________________

  (1) For the calendar year 1995, the revenues and income and net income of Dominion Capital, Inc. (Dominion Capital), Dominion Energy, Inc. (Dominion Energy) and their subsidiaries, as percentages of claimant's consolidated revenues and income and net income, are as follows:

                            Revenues and
                            income as % of        Net income as %
                            consolidated          of consolidated
    Dominion Capital             2.4                   4.1
    Dominion Energy              3.9                   8.2

   2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State, is as follows:

       The claimant owns all of the issued and outstanding common stock of Virginia Electric and Power Company (which, including all of its businesses, wherever located, is hereinafter referred to as Virginia Power), a Virginia public service corporation. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in a 30,000 square mile service area in Virginia and northeastern North Carolina and consequently has generation, transmission and distribution facilities in each of those states. Virginia Power also owns a fuel pier that extends into navigable waters within the boundaries of Maryland and owns generation and transmission facilities located in West Virginia. In its service area it sells electricity to retail customers, including governmental agencies, and to wholesale customers such as rural electric cooperatives and municipalities. Virginia Power's service area comprises about 65% of Virginia's total land area, but accounts for over 80% of its population. Dominion Capital owns, in accordance with a no-action letter from the SEC Office of Public Utility Regulation dated December 22, 1987, a limited partnership interest in Catalyst Old River Hydroelectric Limited Partnership, which is the lessee of a hydro facility in Louisiana. Dominion Energy has interests in various cogeneration and small power production facilities in various states of the United States, but all of such facilities are Qualifying Facilities under the Public Utility Regulatory Policies Act. Dominion Energy has also purchased interests in a gas-fired, and hydroelectric generating facilities in Argentina, Belize and Bolivia and operates these facilities, all through Exempt Wholesale Generators. Dominion Reserves, Inc., a subsidiary of Dominion Energy is a participant in 93 oil and natural gas development programs in Arkansas, Colorado, the Gulf of Mexico, Kansas, Louisiana, Michigan, Montana, Nevada, Ohio, Oklahoma, Pennsylvania, South Dakota, Texas, Utah, Virginia, West Virginia and Wyoming.

       A more detailed description of the properties of, and a discussion of the business of the claimant and its subsidiaries, is found in the Annual Report on Form 10-K of the claimant (File No. 1-8489) for the fiscal year ended December 31, 1994 which is on file with the SEC and incorporated herein by this reference.

 3. The following information for the last calendar year (1995) with respect to claimant and each of its subsidiary public utility companies is provided below:
       (a) Number of kwh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.
       (b) Number of kwh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
       (c) Number of kwh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
       (d) Number of kwh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Virginia Power

    Electric
     (a)  Number of kwh of electric energy sold.         68,952,528,000
     (b) Number of kwh of electric energy distributed 3,004,008,000 at retail outside the State of Virginia.
     (c)  Number of kwh of electric energy sold at          883,047,399
          wholesale outside the State of Virginia,
          or at the State line.
     (d) Number of kwh of electric energy purchased 8,854,227,000 outside the State of Virginia or at the State line.

    Gas
    (a) Number of Mcf of natural or manufactured gas                -0-
        distributed at retail
    (b) Number of Mcf of natural or manufactured gas                -0-
        distributed at retail outside the State of Virginia
    (c) Number of Mcf or natural or manufactured gas          1,142,096
        sold at wholesale outside the State of Virginia
        or at the State line
    (d) Number of Mcf of natural or manufactured gas         13,253,950
        purchased outside the State of Virginia or at the State line

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     1.  Name:   Mollejon Hydroelectric Project

         Location:          The facility is located on the Macal River in Cayo
                            District, Belize, Central America.

         Business Address:  Belize Electric Company Limited
                            37 Regent Street
                            Belize City, Belize

         Description:    This 25.2 MW hydroelectric facility is located in
                         western Belize, C.A. on the Macal River. The project, consists of a diversion dam, a 2.5 mile power tunnel, and a powerhouse which contains three 8400 KW turbine generators. The diversion dam impounds sufficient water to allow daily regulation.

     2.  Name:  Hidroelectrica Cerros Colorados Power Plant

         Location: The facility is located 50 miles west of the city of Neuquen on the Neuquen River in Neuquen Province, Argentina.

         Business Address:   Hidroelectrica Cerros Colorados S.A.
                             Leandro N. Alem 690
                             Piso 12
                             Buenos Aires, Argentina

         Description:    This hydroelectric generating facility has a nominal
                         power production capacity of 450 MW. It consists of two 225 MW turbogenerators with associated equipment and five dams. The generating plant dam is earthen
                         -filled, and the other four dams consist of one earthen-filled diversion structure, two earthen-filled flow regulating structures and one concrete flow regulating structure.

     3.  Name:  Central Termica Alto Valle Power Plant

         Location: The facility is located in the city of Neuquen, Argentina.

         Business Address:  Central Termica Alto Valle S.A.
                            Leandro N. Alem 690
                            Piso 12
                            Buenos Aires, Agentina.

         Description:    The Alto Valle Station has a nominal power production
                         capacity of 98 MW. The Station consists of five turbines: two 15 MW steam turbines, one 18 MW gas turbine and two 25 MW gas turbines. The Station is interconnected with Compania Administradora del
                         Mercado Mayorista Electrico Sociedad Anonima, which is the Argentine spot market for electric energy, by four transmission lines.

   4.  Name: Empresa Electrica Corani S.A.

       Location: The facilioty is located 50 miles northeast of the city of Cochabamba, Bolivia.

       Business Address: Empresa Electrica Corani S.A.
                         Av. Oquendo N-0654
                         Las Torres Sofer I, Piso 9
                         Cochabamba, Bolivia

       Description:      These hydroelectric generating facilities have a
                         nominal power production capacity of 126 Mw. The facilities consist of a 72 Mw hydroelectric generating station consisting of four 18 Mw turbogenerators and related structures and a 54 Mw hydroelectric generating station consisting of four 13.5 Mw turbogenerators and related structures. The facilities also include a mixed earthen and rock-filled dam creating the Corani Reservoir from the waters of the Corani, Malaga and Candilaria Rivers.
                         The facilities are interconnected with the Systema
                         Interconectado National, the Bolivian wholesale transmission grid.

   (b) Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

     Name                        Description of Interest Held

     Dominion Resources, Inc.    100% Ownership of Dominion Energy,
                                 Inc.

     Dominion Energy, Inc.       99.916% ownership interest in
                                 Dominion Generating S.A.

                                 100% ownership interest in Dominion
                                 Energy Central America, Inc.

                                 99.916% ownership interest in
                                 Dominion Management Argentina S.A.,
                                 EWG# EG93-60-000 and EWG#
                                 EG93-53-000.

                                 100% ownership interest in
                                 Inversiones Dominion Bolivia S.A.

     Dominion Generating S.A.    65% ownership interest in Patagonia
                                 Holding S.A.

                                 60% ownership interest in A.V.
                                 Holding S.A.

     Dominion Energy Central     95% ownership interest in
      America, Inc.              Belize Electric Company Limited,EWG#
                                 EG93-45-000.

     Patagonia Holding S.A.      59% ownership interest in
                                 Hidroelectrica Cerros Colorados S.A.,
                                 EWG# EG93-58-000.

     A.V. Holding S.A.           90% ownership interest in Central
                                 Termica Alto Valle S.A., EWG#
                                 E93-93-000.

     Name                        Description of Interest Held

Inversiones Dominion
    Bolivia S.A.                 50% ownership interest in Empresa
                                 Electrica Corani S.A. EWG# E95-59-000

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                       DOMINION RESOURCES, INC.
                    ANALYSIS OF FOREIGN INVESTMENTS
                         AS OF DECEMBER 31, 1995
                                   US$
                                                    DOMINION RESOURCES
             INVESTMENT                                 INVESTMENT
    TYPE                                       AMOUNTDIRECT/INDIRECT
    Belize  Projects:
    Stock                                   $15,760,108            Indirect
    Debt                                      6,656,470            Indirect
                                             __________
                                            $22,416,578
                                             ==========
    Argentine Projects:
    Stock                                   $75,155,198            Indirect
    Debt                                     24,365,740            Indirect
    Letter-of-Credit                          6,000,000            Indirect
                                            ___________
                                           $105,520,938
                                            ===========
    Bolivian Projects:
    Stock                                   $59,173,395            Indirect
                                             ==========

    Australian Projects:
    Stock                                    $3,122,482            Indirect
                                              =========

    The above investments were established through Dominion Resources' wholly-owned subsidiary, Dominion Energy, Inc. The Letter-of-Credit is a Dominion Energy guarantee of debt for the Central Termica Alto Valle Project.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    Capitalization:
    Central Termica Alto Valle S.A.:
    Stock                                   $11,013,300
    Letter-of-Credit                          6,000,000
    Debt                                     24,365,740
                                             __________
                                            $41,379,040
                                             ==========
    Hidroelectrica Cerros Colorados S.A.:
    Stock                                   $47,256,960
                                             ==========
    Dominion Management Argentina S.A.:
    Stock                                    $1,630,878
                                              =========
    Belize Electric Company Limited:
    Stock                                   $12,730,000
    Debt Due DEI                              6,656,470
                                             __________
                                            $19,386,470
                                             ==========
    Empresa Electrica Corani S.A.:
    Stock                                   $45,913,318
                                             ==========
    Beaconsfield Energy Development Pty Ltd:
    Stock                                    $3,122,482
                                              =========

    Earnings:
    Central Termica Alto Valle S.A.          $(1,056,897)
    Hidroelectrica Cerros Colorados S.A.       2,171,659
    Dominion Management Argentina S.A.          (550,900)
    Belize Electric Company Limited               43,363
    Empresa Electrica Corani S.A.              2,897,190
                                               _________
                                              $3,504,415
                                               =========

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    1. Dominion Energy (Dominion Energy) has a support services contract with Dominion Management Argentina S.A. (Manager) dated December 1, 1993 to provide personnel, supervision, technical expertise and other services as Manager may request from time to time for the purpose of assisting Manager to fulfill its obligation to Central Termica Alto Valle S.A. and Hidroelectrica Cerros Colorados. Dominion Energy is reimbursed for costs associated with services it provides.

    2. Dominion Management Argentina S.A. (DMASA) has a contract with Central Termica Alto Valle S.A. (CTAV) dated August 26, 1992 to provide the management of operations and maintenance for the Central Termica Alto Valle Plant. In addition, DMASA is reimbursed for the cost it incurs associated with fulfilling its obligations under this contract. DMASA receives a management fee of 2% of the gross revenue of the energy sales from the facility. Operations and maintenance costs are paid by CTAV.

    3. DMASA has a contract with Hidroelectrica Cerros Colorados S.A. (HCC) dated September 1, 1993 to provide management of operations and maintenance for the Hidroelectrica Cerros Colorados Plant. DMASA receives a management fee of 1.5% of the gross revenue from the sale of energy from the facility. Operations and maintenance costs are paid by HCC.

    4. Dominion Energy Services Company, Inc. (DESCO), a wholly-owned subsidiary of Dominion Energy has a contract, dated January 1, 1994, to provide the management, operation and maintenance services to Belize Electric Company Limited. DESCO will be reimbursed for the costs it incurs related to this obligation and be paid a fee equal to 2% of gross revenue from the sale of energy from the facility.

    5. Inversiones Dominion Bolivia S.A. (IDB), a wholly owned subsidiary of Dominion Energy and Empresa Electrica Corani S.A. have entered into an agreement, effective August 1, 1995, pursuant to which IDB provides management services to Empresa Electrica Corani S.A. for a monthly fee of $27,000, plus value added taxes, as adjusted from time to time based upon the agreement of the parties.
                                 EXHIBIT A

  A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1995), together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, are submitted as Exhibit A hereto.

  The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February 1996.

                                       DOMINION RESOURCES, INC.


                                       BY:  JAMES L. TRUEHEART
                                       ____________________________
                                       James L. Trueheart
                                       Vice President and Controller

Corporate Seal
Attest:


BY:    LINWOOD R. ROBERTSON
   ___________________________________
    Linwood R. Robertson
    Senior Vice President and Chief Financial Officer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



Linwood R. Robertson, Senior Vice President and Chief Financial Officer
_______________________________________________________________________
     (Name)                          (Title)


     901 E. Byrd Street
     P. O. Box 26532
     Richmond, Virginia 23261-6532

                                                  Exhibit A page 1 of 21
DOMINION RESOURCES, INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
                                DOMINION   DOMINION   DOMINION   VIRGINIA  INTERCOMPANY
            ASSETS             RESOURCES    CAPITAL    ENERGY      POWER   ELIMINATIONS  CONSOLIDATED
Current
  Cash                             $4,945     $8,154     $8,035    $18,777                   $39,911
  Temporary investments            15,785                           11,000                    26,785
  Short-term market. securitie          0     10,778                                          10,778
  Customer accts. receivable, net                                  362,645                   362,645
  Other accounts receivable         1,761      7,414     37,687     58,321         (967)     104,216
  Accrued unbilled revenues                                        179,502                   179,502
  Accrued taxes                     6,745        906      9,523                               17,174
  Materials & supplies:
    Plant and general                                              160,238                   160,238
    Fossil fuel                                                     71,185                    71,185
  Other                            17,167     14,093     29,636     75,135      (11,811)     124,220
                              -----------------------------------------------------------------------
                                   46,403     41,345     84,881    936,803      (12,778)   1,096,654
                              -----------------------------------------------------------------------
Investments
  Invest. in affiliates & part  4,718,031    224,069    212,113              (4,718,031)     436,182
  Inter-company advances          180,045                                      (180,045)           0
  Marketable securities             6,495    279,044                                         285,539
  Nuclear decomm. trust funds                                      351,395                   351,395
  Pollution control project funds                                   11,864                    11,864
  Investment in real estate                  132,960                                         132,960
  Other                             4,120    129,788     84,452     21,035      (14,616)     224,779
                              -----------------------------------------------------------------------
                                4,908,691    765,861    296,565    384,294   (4,912,692)   1,442,719
                              -----------------------------------------------------------------------
Property, Plant and Equipment
  Utility plant & nuclear fuel                                  15,037,654                15,037,654
  Nonutility property              46,981     23,984    859,489                   9,360      939,814
  Less accumulated depreciation
   and amortization                12,779      3,228    173,342  5,464,522        1,272    5,655,143
                              -----------------------------------------------------------------------
                                   34,202     20,756    686,147  9,573,132        8,088   10,322,325
                              -----------------------------------------------------------------------
Deferred Charges & Other Assets
Regulatory Assets:
  Income taxes recoverable                                         484,471                   484,471
  Deferred capacity expenses                                                                       0
  Terminated contruction project
   costs, net                                                      101,833                   101,833
  Other regulatory assets                                          230,005                   230,005
  Other                             1,740     54,836     75,494    117,157      (23,897)     225,330
                              -----------------------------------------------------------------------
                                    1,740     54,836     75,494    933,466      (23,897)   1,041,639
                              -----------------------------------------------------------------------
         TOTAL ASSETS          $4,991,036   $882,798 $1,143,087 $11,827,695 ($4,941,279) $13,903,337
                               ======================================================================
/TABLE

                                                  Exhibit A page 2 of 21
DOMINION RESOURCES, INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
       LIABILITIES AND          DOMINION   DOMINION   DOMINION   VIRGINIA  INTERCOMPANY
     STOCKHOLDERS' EQUITY      RESOURCES    CAPITAL    ENERGY      POWER   ELIMINATIONS CONSOLIDATED
Current
  Securities due within one year     $959    $52,388   $107,920   $259,580          $0      420,847
  Short-term debt                       0        950     77,510    169,000     (10,820)     236,640
  Accounts payable, trade           8,075      4,066     14,865    310,700        (967)     336,739
  Accrued interest                    442      2,275      7,050    101,828      (1,121)     110,474
  Accrued taxes                                                     24,321                   24,321
  Customer deposits                                                 55,358                   55,358
  Accrued payroll                                                  120,200                  120,200
  Other                            12,643      3,225      4,149     74,763      (5,175)      89,605
                              ----------------------------------------------------------------------
                                   22,119     62,904    211,494  1,115,750     (18,083)   1,394,184
Long-Term Debt
  Inter-company borrowings                    92,294     87,751               (180,045)           0
  Utility                                                        3,889,426                3,889,426
  Nonrecourse-nonregulated         20,799    378,187    124,488                             523,474
  Other                           199,045                                                   199,045
                              ----------------------------------------------------------------------
                                  219,844    470,481    212,239  3,889,426    (180,045)   4,611,945
Deferred Credits and
 Other Liabilities
  Deferred income taxes             3,899     41,499    117,646  1,498,766        (674)   1,661,136
  Investment tax credits                                           272,245                  272,245
  Capital lease, noncurrent                                         23,601     (22,737)         864
  Deferred fuel expenses                                            57,702                   57,702
  Other                              (379)    33,081    187,164    119,428           0      339,294
                              ----------------------------------------------------------------------
                                    3,520     74,580    304,810  1,971,742     (23,411)   2,331,241
                              ----------------------------------------------------------------------
Preferred Stock Subject
 To Mandatory Redemption                                           180,000                  180,000
                              ----------------------------------------------------------------------
Preferred Stock Not Subject
 To Mandatory Redemption                                           509,014                  509,014
                              ----------------------------------------------------------------------
Preferred Securities of Sub. Trust                                 135,000                  135,000
                              ----------------------------------------------------------------------
Stockholders' Equity
  Common stock                  3,303,497          8        208  2,737,407  (2,737,623)   3,303,497
  Other paid-in capital            17,642    229,418    350,080     16,886    (596,384)      17,642
  Allowance on marketable
   securities                      (6,755)    (6,531)                            6,531       (6,755)
  Retained earnings             1,431,169     51,938     64,256  1,272,470  (1,392,264)   1,427,569
                              ----------------------------------------------------------------------
                                4,745,553    274,833    414,544  4,026,763  (4,719,740)   4,741,953
                              ----------------------------------------------------------------------
    TOTAL LIABILITIES AND       $4,991,036   $882,798 $1,143,087 $11,827,695($4,941,279) $13,903,337
     STOCKHOLDERS' EQUITY     =====================================================================

                                                  Exhibit A page 3 of 21
DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF INCOME
YEAR-TO-DATE ENDED DECEMBER 31, 1995
                                 DOMINION    DOMINION    DOMINION       VIRGINIA     INTERCOMPANY
                                 RESOURCES   CAPITAL      ENERGY         POWER       ELIMINATIONS   CONSOLIDATED
OPERATING REVENUES AND INCOME
  Electric                                                            $4,350,416,173              $4,350,416,173
  Nonutility                    $19,247,777 $111,849,636 $182,318,338                (12,129,775)    301,285,976
                                --------------------------------------------------------------------------------
Total operating revenues and
 income                          19,247,777  111,849,636  182,318,338  4,350,416,173 (12,129,775)  4,651,702,149
OPERATING EXPENSES
  Fuel used in current generation                                        593,498,799                 593,498,799
  Purchased power fuel expenses                                          407,133,890                 407,133,890
  Purchased power capacity expenses                                      677,403,313                 677,403,313
  Deferred fuel expenses                                                   6,241,289                   6,241,289
  Deferred capacity expenses                                              10,997,075                  10,997,075
  Restructuring                  3,580,232                               117,884,548                 121,464,780
  Other operation               24,844,153    58,026,182   95,093,491    546,133,541                 724,097,367
  Maintenance                                                            260,487,093                 260,487,093
  Deprec., depletion & amort.    1,949,811     2,977,404   42,567,379    503,507,816                 551,002,410
  Other taxes                      760,223     1,350,097   13,427,950    258,258,262                 273,796,532
                                --------------------------------------------------------------------------------
Total operating expenses        31,134,419    62,353,683  151,088,820  3,381,545,626            0  3,626,122,548
Operating income               (11,886,642)   49,495,953   31,229,518    968,870,547  (12,129,775) 1,025,579,601
OTHER INCOME
  Utility                                                                    609,680                     609,680
  Allowance for other funds                                                6,726,104                   6,726,104
                                --------------------------------------------------------------------------------
Total other income                       0             0            0      7,335,784            0      7,335,784
                                --------------------------------------------------------------------------------
Income before fixed charges and
 federal income taxes          (11,886,642)   49,495,953   31,229,518    976,206,331  (12,129,775) 1,032,915,385
                                --------------------------------------------------------------------------------
FIXED CHARGES
  Interest charges, net         15,297,451    36,524,818   24,176,043    317,958,670  (12,259,775)   381,697,207
  Preferred dividends of Va. Power                                        44,124,159                  44,124,159
                                --------------------------------------------------------------------------------
Total fixed charges             15,297,451    36,524,818   24,176,043    362,082,829  (12,259,775)   425,821,366
                                --------------------------------------------------------------------------------
Income before provision for federal
 income taxes                  (27,184,093)   12,971,135    7,053,475    614,123,502      130,000    607,094,019

Provision for federal income
  tax                          (10,778,592)   (4,591,725) (27,989,347)   225,404,081       45,500    182,089,917
                                --------------------------------------------------------------------------------
Net income                    ($16,405,501)  $17,562,860  $35,042,822   $388,719,421      $84,500   $425,004,102
                                ================================================================================
Earnings per share                 ($0.094)       $0.101       $0.202         $2.236                      $2.445

                                                  Exhibit A page 4 of 21
DOMINION ENERGY, INC.
DOMESTIC COGEN SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995
                                                                                     DOMESTIC
                              DOMINION               DOMINION DOMINION DOMINION  DEI    COGEN
                                COGEN   DESCO  DDSS  COGEN CA COGEN NY COGEN WV TEXAS COMBINED
ASSETS

Current Assets
   Cash & cash equivalents          $0    $17     $0       $1       $1      $0     $0      $19
   Accounts receivable               0  4,271      0        0        0       0      1    4,272
   Interest receivable               0    152      0        1        2      57      0      212
   Notes receivable                  0      0      0        0        0       0      0        0
   Other                             0     82      0        0        0       0      0       82

                                     0  4,522      0        2        3      57      1    4,585

Investments
   Investment in subsidiaries   91,576      0      0        0        0       0      0   91,576
   Investment in partnerships        0      0      0    1,622      (76) 12,366      0   13,912
   Intercompany advances             0      0      0      155      334  11,365      0   11,854
   Marketable Securities             0      0      0        0        0       0      0        0
   Other                         5,209      0      0        0        0       0      0    5,209

                                96,785      0      0    1,777      258  23,731      0  122,551

Properties, Plant and Equipme        0      0      0        0        0       0      0        0
  Less: accumulated dep & amort      0      0      0        0        0       0      0        0

                                     0      0      0        0        0       0      0        0

Deferred Charges and Other Assets
   Other                        13,647      0      0        0        0       0      0   13,647

                                13,647      0      0        0        0       0      0   13,647

Total Assets                  $110,432 $4,522     $0   $1,779     $261 $23,788     $1 $140,783
/TABLE

                                                  Exhibit A page 5 of 21
DOMINION ENERGY, INC.
DOMESTIC COGEN SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995
                                                                                     DOMESTIC
                             DOMINION               DOMINION DOMINION DOMINION  DEI    COGEN
                               COGEN   DESCO  DDSS  COGEN CA COGEN NY COGEN WV TEXAS COMBINED
LIABILITIES

Current liabilities
   Accounts payable                $0    $86     $0       $0       $0      $0     $0      $86
   Dividends payable                0      0      0        0        0       0      0        0
   Short-term debt                  0      0      0        0        0       0      0        0
   Interest accrued             1,639     11      0        0        0       0      0    1,650
   Taxes accrued                5,782    175   (137)    (137)     (44)   (527)     0    5,112
   Other                            0    371      0        0        0       1      0      372

                                7,421    643   (137)    (137)     (44)   (526)     0    7,220

Long-term Debt
   Intercompany borrowings    (20,164) 2,216      0        0        0       0      0  (17,948)
   Other                       68,645      0      0        0        0       0      0   68,645

                               48,481  2,216      0        0        0       0      0   50,697

Deferred Credits & Other Liab.
   Deferred income taxes       (3,985)  (123)     0    1,225      341   7,392      0    4,850
   Minority interest                0      0      0        0        0       0      0        0
   Other                       14,750    434      0        0        0       0      0   15,184

                               10,765    311      0    1,225      341   7,392      0   20,034

Total Liabilities              66,667  3,170   (137)   1,088      297   6,866      0   77,951

COMMON STOCKHOLDER'S EQUITY

   Common stock                35,000      1     10        1        1       1      1   35,015
   Other paid-in capital        1,723      0  1,100        0       46  21,997      0   24,866
   Valuation allowance              0      0      0        0        0       0      0        0
   Retained earnings            7,041  1,352   (973)     690      (84) (5,075)     0    2,951

Total Common Stockholder's
  Equity                       43,764  1,353    137      691      (37) 16,923      1   62,832

Total Liab. & Stockholder's
  Equity                     $110,431 $4,523     $0   $1,779     $260 $23,789     $1 $140,783
/TABLE

                                                  Exhibit A page 6 of 21
DOMINION ENERGY, INC.
FOREIGN COGEN SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995
                                                              DOMINION
                                         DOMINION              ENERGY  INVERSIONES FOREIGN
                             DOMINION    MANAGEMENT  COMBINED  CENTRAL  DOMINION    COGEN
                             GENERATING  ARGENTINA  ARGENTINA  AMERICA  BOLIVIA    COMBINED
ASSETS

Current Assets
   Cash & cash equivalents          $469       $55      $524     $452    $5,577    $6,553
   Accounts receivable            11,744       433    12,177    2,889     4,009    19,075
   Interest receivable                 0         0         0        0         0         0
   Notes receivable                    0         0         0        0         0         0
   Other                           4,985       109     5,094      475     1,434     7,003

                                  17,198       597    17,795    3,816    11,020    32,631

Investments
   Investment in subsidiaries          0         0         0        0         0         0
   Investment in partnerships          0         0         0        0         0         0
   Intercompany advances               0         0         0        0         0         0
   Marketable Securities               0         0         0        0         0         0
   Other                               0         0         0      500    60,179    60,679

                                       0         0         0      500    60,179    60,679

Properties, Plant and Equipment  262,123       806   262,929   36,836   162,931   462,696
   Less: accumulated dep & amort  21,584        49    21,633      168    70,056    91,857

                                 240,539       757   241,296   36,668    92,875   370,839

Deferred Charges and Other Assets
   Other                          24,777        69    24,846   19,084    12,569    56,499

                                  24,777        69    24,846   19,084    12,569    56,499

Total Assets                    $282,514    $1,423  $283,937  $60,068  $176,643  $520,648
/TABLE

                                                  Exhibit A page 7 of 21
DOMINION ENERGY, INC.
FOREIGN COGEN SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995
                                                                DOMINION
                                           DOMINION              ENERGY  INVERSIONES  FOREIGN
                               DOMINION   MANAGEMENT  COMBINED   CENTRAL   DOMINION    COGEN
                             GENERATING    ARGENTINA  ARGENTINA  AMERICA   BOLIVIA    COMBINED
LIABILITIES

Current liabilities
   Accounts payable            $8,460         $955     $9,415      $506     $2,392    $12,313
   Dividends payable                0            0          0         0          0          0
   Short-term debt             66,252            0     66,252     6,656          0     72,908
   Interest accrued             1,192            0      1,192     1,316        187      2,695
   Taxes accrued               (4,838)        (191)    (5,029)        0      2,025     (3,004)
   Other                        1,468           62      1,530         0        100      1,630

                               72,534          826     73,360     8,478      4,704     86,542

Long-term Debt
   Intercompany borrowings     24,363            0     24,363         0          0     24,363
   Other                            0            0          0    35,000     59,763     94,763

                               24,363            0     24,363    35,000     59,763    119,126

Deferred Credits & Other Liab.
   Deferred income taxes        1,027         (147)       880         0          0        880
   Minority interest          105,172            0    105,172       673     49,619    155,464
   Other                            0            0          0         0        613        613

                              106,199         (147)   106,052       673     50,232    156,957

Total Liabilities             203,096          679    203,775    44,151    114,699    362,625

COMMON STOCKHOLDER'S EQUITY

   Common stock                    12           12         24         5     58,796     58,825
   Other paid-in capital       73,512        1,619     75,131    15,755        377     91,263
   Valuation allowance              0            0          0         0          0          0
   Retained earnings            5,891         (887)     5,004       157      2,773      7,934

Total Common Stockholder's
 Equity                        79,415          744     80,159    15,917     61,946    158,022

Total Liab. & Stockholder's
 Equity                      $282,511       $1,423   $283,934   $60,068    $176,645  $520,647
/TABLE

                                                  Exhibit A page 8 of 21
DOMINION ENERGY, INC.
OIL AND GAS SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995

                                         BLACK    DOMINION  DOMINION  DOMESTIC    DOMINION  OIL AND
                             DOMINION   WARRIOR   RESERVES  RESERVES  OIL AND GAS  ENERGY     GAS
                             RESERVES    BASIN     - UTAH  - INDIANA  COMBINED     PTY LTD  COMBINED
ASSETS

Current Assets
   Cash & cash equivalents        $85    $1,778       ($1)   ($432)    $1,430        $0     $1,430
   Accounts receivable         14,152         3       458        0     14,613         0     14,613
   Interest receivable            117        16         0        0        133         0        133
   Notes receivable             4,000         0         0        0      4,000         0      4,000
   Other                       10,899     1,756       126    2,958     15,739     1,182     16,921

                               29,253     3,553       583    2,526     35,915     1,182     37,097

Investments
   Investment in subsidiaries       0         0         0        0          0         0          0
   Investment in partnerships   2,109         0         0        0      2,109         0      2,109
   Intercompany advances            0     7,870         0        0      7,870         0      7,870
   Marketable Securities            0         0         0        0          0         0          0
   Other                        6,013         0         0        0      6,013         0      6,013

                                8,122     7,870         0        0     15,992         0     15,992

Properties, Plant and
  Equipment                   364,568     5,736    19,319    5,195    394,818       897    395,715
  Less: accumulated dep &
   amort.                      76,655     1,369     2,997        0     81,021         0     81,021

                              287,913     4,367    16,322    5,195    313,797       897    314,694

Deferred Charges and Other Assets
   Other                        4,232         0        65       80      4,377       869      5,246

                                4,232         0        65       80      4,377       869      5,246

Total Assets                 $329,520   $15,790   $16,970   $7,801   $370,081    $2,948   $373,029
/TABLE

                                                  Exhibit A page 9 of 21
DOMINION ENERGY, INC.
OIL AND GAS SUBSIDIARIES
COMBINED BALANCE SHEET
AT DECEMBER 31, 1995

                                        BLACK    DOMINION  DOMINION   DOMESTIC   DOMINION  OIL AND
                             DOMINION  WARRIOR   RESERVES  RESERVES  OIL AND GAS  ENERGY     GAS
                             RESERVES   BASIN     - UTAH  - INDIANA   COMBINED   PTY LTD   COMBINED
LIABILITIES

Current liabilities
   Accounts payable            $2,951    $1,776        $0       $0     $4,727        $0    $4,727
   Dividends payable                0         0         0        0          0         0         0
   Short-term debt                  0       438         0        0        438         0       438
   Interest accrued             2,437         0        59       38      2,534         0     2,534
   Taxes accrued               (3,012)     (739)     (508)    (468)    (4,727)        0    (4,727)
   Other                          119         0         0        0        119         0       119

                                2,495     1,475      (449)    (430)     3,091         0     3,091

Long-term Debt
   Intercompany borrowings    205,740         0    11,054    7,113    223,907         0   223,907
   Other                            0         0         0        0          0         0         0

                              205,740         0    11,054    7,113    223,907         0   223,907

Deferred Credits & Other Liab.
   Deferred income taxes       51,305    (4,310)    2,542      468     50,005         0    50,005
   Minority interest            1,644         0         0        0      1,644         0     1,644
   Other                        2,569         0         0        0      2,569         0     2,569

                               55,518    (4,310)    2,542      468     54,218         0    54,218

Total Liabilities             263,753    (2,835)   13,147    7,151    281,216         0   281,216

COMMON STOCKHOLDER'S EQUITY

   Common stock                     0         0         0        0          0         0         0
   Other paid-in capital       21,781         0     3,500      649     25,930     3,122    29,052
   Valuation allowance              0         0         0        0          0         0         0
   Retained earnings           43,987    18,624       322        0     62,933      (174)   62,759

Total Common Stockholder's
  Equity                       65,768    18,624     3,822      649     88,863     2,948    91,811

Total Liab. & Stockholder's
 Equity                      $329,521   $15,789   $16,969   $7,800   $370,079    $2,948  $373,027
/TABLE

                                                                           Exhibit A page 10 of 21
DOMINION ENERGY, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1995

                                               COMBINED  COMBINED COMBINED                  CONSOLIDATED
                                     DOMINION  DOMESTIC  FOREIGN     OIL     ELIMINATIONS      DOMINION
                                      ENERGY    COGEN     COGEN    AND GAS   DEBIT   CREDIT     ENERGY
ASSETS

Current Assets
   Cash & cash equivalents              $33       $19    $6,553   $1,430                       $8,035
   Accounts receivable                3,103     4,272    19,075   14,613             3,376     37,687
   Interest receivable                1,607       212         0      133             1,421        531
   Notes receivable                   6,856         0         0    4,000             6,656      4,200
   Other                                899        82     7,003   16,921                       24,905

                                     12,498     4,585    32,631   37,097        0   11,453     75,358

Investments
   Investment in subsidiaries       312,667    91,576         0        0           312,665     91,578
   Investment in partnerships       104,515    13,912         0    2,109                      120,536
   Intercompany advances            205,959    11,854         0    7,870           225,683          0
   Marketable Securities                  0         0         0        0                            0
   Other                             25,707     5,209    60,679    6,013            13,156     84,452

                                    648,848   122,551    60,679   15,992        0  551,504    296,566

Properties, Plant and Equipment       1,078         0   462,696  395,715                      859,489
   Less: accumulated dep & amort        464         0    91,857   81,021                      173,342

                                        614         0   370,839  314,694        0        0    686,147

Deferred Charges and Other Assets
   Other                                102    13,647    56,499    5,246                       75,494

                                        102    13,647    56,499    5,246        0        0     75,494

Total Assets                       $662,062  $140,783  $520,648 $373,029       $0 $562,957  $1,133,565
/TABLE

                                                                           Exhibit A page 11 of 21
DOMINION ENERGY, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1995
                                       COMBINED  COMBINED COMBINED                 CONSOLIDATED
                             DOMINION  DOMESTIC  FOREIGN     OIL      ELIMINATIONS   DOMINION
                              ENERGY    COGEN     COGEN    AND GAS   DEBIT   CREDIT   ENERGY
LIABILITIES

Current liabilities
   Accounts payable            $1,115       $86   $12,313   $4,727   $3,376            $14,865
   Dividends payable                0         0         0        0                           0
   Short-term debt             10,820         0    72,908      438    6,656             77,510
   Interest accrued             3,377     1,650     2,695    2,534    3,206              7,050
   Taxes accrued               (6,904)    5,112    (3,004)  (4,727)                     (9,523)
   Other                        2,028       372     1,630      119                       4,149

                               10,436     7,220    86,542    3,091   13,238       0     94,051

Long-term Debt
   Intercompany borrowings    107,475   (17,948)   24,363  223,907  250,046             87,751
   Other                       69,000    68,645    94,763        0                     232,408

                              176,475    50,697   119,126  223,907  250,046       0    320,159

Deferred Credits & Other Liab.
   Deferred income taxes       61,316     4,850       880   50,005              595    117,646
   Minority interest                0         0   155,464    1,644           11,292    168,400
   Other                          396    15,184       614    2,570                      18,764

                               61,712    20,034   156,958   54,219        0  11,887    304,810

Total Liabilities             248,623    77,951   362,626  281,217  263,284  11,887    719,020

COMMON STOCKHOLDER'S EQUITY

   Common stock                   208    35,015    58,825        0   93,840                208
   Other paid-in capital      350,080    24,866    91,263   29,052  145,181            350,080
   Valuation allowance              0         0         0        0                0          0
   Retained earnings           63,151     2,951     7,934   62,759   73,644   1,105     64,256

Total Common Stockholder's
  Equity                      413,439    62,832   158,022   91,811  312,665   1,105    414,544

Total Liab. & Stockholder's
  Equity                     $662,062  $140,783  $520,648 $373,028 $575,949 $12,992 $1,133,564
/TABLE

                                                  Exhibit A page 12 of 21
DOMINION ENERGY, INC.
DOMESTIC COGEN SUBSIDIARIES
COMBINED INCOME STATEMENT
YEAR-TO-DATE ENDED DECEMBER 31, 1995
                                                                                                          DOMESTIC
                             DOMINION                        DOMINION    DOMINION    DOMINION    DEI       COGEN
                              COGEN      DESCO     DDSS      COGEN CA    COGEN NY    COGEN WV   TEXAS   COMBINED
Revenues:

 Income from partnerships       $0          $0    ($20,400)   $271,087    ($39,470) ($2,712,433)   $0 ($2,501,216)
 Interest income                 0     317,970           0       3,786      18,456      591,117     0     931,329
 Management fee income           0   3,512,290           0           0           0            0     0   3,512,290
 Other income            4,500,000       6,852           0           0           0            0     0   4,506,852
 Equity earnings         8,839,192           0           0           0           0            0     0   8,839,192

                        13,339,192   3,837,112     (20,400)    274,873     (21,014)  (2,121,316)    0  15,288,447

Expenses:

 Operating expenses              0           0           0           0           0            0     0           0
 Contractual services            0      36,559           0           0           0            0     0      36,559
 Administrative and general      0   2,722,711           0      (1,023)        330       16,059     0   2,738,077
 Depreciation and
  amortization              32,808           0           0           0           0       74,400     0     107,208
 Interest charges        3,931,091     134,482      19,674           0           0            0     0   4,085,247
 Other taxes                (3,296)    212,104        (146)        (93)        138       (7,492)    0     201,215

                         3,960,603   3,105,856      19,528      (1,116)        468       82,967     0   7,168,306

Income before provision
  for income taxes       9,378,589     731,256     (39,928)    275,989     (21,482)  (2,204,283)    0   8,120,141

Provision for income
  taxes                    436,832     256,095     (13,975)     96,596      (7,519)    (771,113)    0      (3,084)

Net income (loss)       $8,941,757    $475,161    ($25,953)   $179,393    ($13,963) ($1,433,170)   $0  $8,123,225
/TABLE

                                                  Exhibit A page 13 of 21
DOMINION ENERGY, INC.
FOREIGN COGEN SUBSIDIARIES
COMBINED INCOME STATEMENT
YEAR-TO-DATE ENDED DECEMBER 31, 1995
                                                                                                      FOREIGN
                                                                  COMBINED                             COGEN
                                           DGSA        DMASA     ARGENTINA      DECA        IDB       COMBINED
Revenues:

        Energy revenues                 $53,233,358          $0 $53,233,358  $1,149,009  $7,014,044 $61,396,411
        Interest income                     (10,083)          0     (10,083)     60,096   1,565,197   1,615,210
        Management fee income                     0   1,529,943   1,529,943           0           0   1,529,943
        Other income                       (378,573)    167,655    (210,918)    113,111   2,780,841   2,683,034
        Equity earnings                           0           0           0           0           0           0

                                         52,844,702   1,697,598  54,542,300   1,322,216  11,360,082  67,224,598

Expenses:

        Operating expenses               20,441,743           0  20,441,743     216,924     789,392  21,448,059
        Contractual services                694,952     814,070   1,509,022      89,587     100,154   1,698,763
        Administrative and general        1,680,704   1,132,877   2,813,581      39,149     472,198   3,324,928
        Depreciation and amortization     9,461,620     151,032   9,612,652     261,675   1,475,045  11,349,372
        Interest charges                  9,178,861      18,555   9,197,416     633,807   1,345,856  11,177,079
        Other taxes                       6,523,403      (9,643)  6,513,760           0      36,587   6,550,347
        Minority interest                 3,579,795           0   3,579,795       2,283   3,632,203   7,214,281

                                         51,561,078   2,106,891  53,667,969   1,243,425   7,851,435  62,762,829

Income before provision for
        income taxes                      1,283,624    (409,293)    874,331      78,791   3,508,647   4,461,769

Provision for income taxes                  814,773     141,607     956,380           0     735,221   1,691,601

Net income (loss)                          $468,851   ($550,900)   ($82,049)    $78,791  $2,773,426  $2,770,168
/TABLE

                                                  Exhibit A page 14 of 21
DOMINION ENERGY, INC.
OIL AND GAS SUBSIDIARIES
COMBINED INCOME STATEMENT
YEAR-TO-DATE ENDED DECEMBER 31, 1995
                                                 BLACK      DOMINION   DOMINION    COMBINED    DOMINION    OIL AND
                                   DOMINION     WARRIOR     RESERVES   RESERVES    DOMESTIC     ENERGY       GAS
                                   RESERVES      BASIN       - UTAH   - INDIANA  OIL AND GAS   PTY LTD    COMBINED
Revenues:

 Oil and gas revenues            $54,185,248 $12,347,731  $3,333,660         $0 $69,866,639        $0 $69,866,639
 Income from partnerships            399,670           0           0          0     399,670         0     399,670
 Interest income                     496,284     267,988           0          0     764,272         0     764,272
 Other income                     10,699,779   8,727,804           0          0  19,427,583         0  19,427,583
 Equity earnings                           3           0           0          0           3         0           3

                                  65,780,984  21,343,523   3,333,660          0  90,458,167         0  90,458,167

Expenses:

 Operating expenses               32,552,474  12,246,863   1,357,224          0  46,156,561   150,944  46,307,505
 Contractual services              1,744,813           0           0          0   1,744,813         0   1,744,813
 Administrative and general        1,790,563      67,028      20,415         15   1,878,021    13,822   1,891,843
 Depreciation and amortization    27,771,164   1,044,161   1,960,897          0  30,776,222     9,598  30,785,820
 Interest charges                 12,538,996      40,127     651,692          0  13,230,815         0  13,230,815
 Other taxes                       3,294,214    (268,654)    192,307          0   3,217,867         0   3,217,867
 Minority interest                   195,065           0           0          0     195,065         0     195,065

                                  79,887,289  13,129,525   4,182,535         15  97,199,364   174,364  97,373,728

Income before provision for
 income taxes                    (14,106,305)  8,213,998    (848,875)       (15) (6,741,197) (174,364) (6,915,561)

Provision for income taxes       (25,422,910) (4,270,350)   (986,175)        (5)(30,679,440)        0 (30,679,440)

Net income (loss)                $11,316,605 $12,484,348    $137,300       ($10)$23,938,243 ($174,364)$23,763,879
/TABLE

                                                                           Exhibit A page 15 of 21
 DOMINION ENERGY, INC.
CONSOLIDATING INCOME STATEMENT
YEAR-TO-DATE ENDED DECEMBER 31, 1995
                                           COMBINED     COMBINED    COMBINED                          CONSOLIDATED
                             DOMINION      DOMESTIC     FOREIGN       OIL     ELIMINATIONS              DOMINION
                              ENERGY         COGEN       COGEN      AND GAS      DEBIT       CREDIT      ENERGY
Revenues:

Oil and gas revenues               $0           $0          $0  $69,866,639          $0          $0  $69,866,639
Energy revenues                     0               61,396,411                                        61,396,411
Income from partnerships    8,956,511   (2,501,216)                 399,670                            6,854,965
Interest income            16,258,237      931,329   1,615,210      764,272  15,932,238      39,913    3,676,723
Management fee income               0    3,512,290   1,529,943                                         5,042,233
Other income                   24,681    4,506,852   2,683,034   19,427,583                           26,642,150
Equity earnings            34,657,294    8,839,192           0            3  34,657,272                8,839,217

                           59,896,723   15,288,447  67,224,598  90,458,167   50,589,510      39,913  182,318,338

Expenses:

Operating expenses                  0            0  21,448,059  46,307,505                            67,755,564
Contractual services       (2,717,653)      36,559   1,698,763   1,744,813                               762,482
Administrative and general 10,235,146    2,738,077   3,324,928   1,891,843                            18,189,994
Depreciation and amort.       324,979      107,208  11,349,372  30,785,820                            42,567,379
Interest charges           14,251,332    4,085,247  11,177,079  13,230,815       39,913  18,608,343   24,176,043
Other taxes                 1,766,920      201,215   6,550,347   3,217,867    1,691,601               13,427,950
Minority interest                   0                7,214,281     195,065      976,105                8,385,451

                           23,860,724    7,168,306  62,762,829  97,373,728    2,707,619  18,608,343  175,264,863

Income before provision for
   income taxes            36,035,999    8,120,141   4,461,769  (6,915,561)  53,297,129  18,648,256    7,053,475

Provision for income taxes  2,098,177       (3,084)  1,691,601 (30,679,440)     595,000   1,691,601  (27,989,347)

Net income (loss)         $33,937,822   $8,123,225  $2,770,168 $23,763,879  $53,892,129 $20,339,857  $35,042,822
/TABLE

                                                                           Exhibit A page 16 of 21
DOMINION CAPITAL INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
                         DOMINION  RINCON             VIDALIA      LA.             PROJECT
         ASSETS           CAPITAL SECURITIE   DFI      AUDIT      HYDRO     BRI    AMERICA   AUFSC  VA FINAN
Current
  Cash                       $234     $608                   $1       $1       $1     $260     $237     $100
  Temporary investments

  Cash and equivalents        234      608        0           1        1        1      260      237      100
  Accounts receivable         378        0                  535                          0      241
  Dividends receivable         34     1604                                    129                 0
  Interest receivable         359      285                          6386       36                 0
  Income tax benefit
  Short-term investments   10,778
  Other                       130      382                    9                          7        0

                           11,913    2,879        0         545    6,387      166      267      478      100


Investments
  Invest. in subsidiaries 281,552
  Notes receivable          9,447                                           5,625
  Marketable securities    23,583  214,496                                 40,965                 0
  Intercompany advances     4,727   53,793  142,500           0      466    6,328
  Vidalia Partnership      67,517
  Vidalia Lessor interest                                         62,057
  First Source Financial                                                                              59,019
  Investment in real esta  17,338
  Low income housing       31,382
  Trilon Dominion          97,533
  Venture capital and oth   4,667   15,169

                          537,746  283,458  142,500           0   62,523   52,918        0        0   59,019


Property, Plant and Equip     497        0                   24                         27      161
  Less accumulated deprec
   and amortization            85        0                   16                         12       98

                              412        0        0           8        0        0       15       63        0


Deferred  & Other Assets      482    7,171                         2,195      702               100      278

                              482    7,171        0           0    2,195      702        0      100      278
      TOTAL ASSETS       $550,553 $293,508 $142,500        $553  $71,105  $53,786     $282     $641  $59,397

                                                  Exhibit A page 17 of 21
DOMINION CAPITAL INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
                                                                                   CONSOLI-
         ASSETS            STANT     DLI     EDGEN     TOTAL       DR       CR      DATED
Current
  Cash                     $2,130   $4,173     $409      $8,154                     $8,154
  Temporary investments                                       0                          0

  Cash and equivalents       2130     4173      409       8,154        0        0    8,154
  Accounts receivable        4698     3107      (2)       8,957             1,543    7,414
  Dividends receivable                                    1,767                 0    1,767
  Interest receivable                            10       7,076               352    6,724
  Income tax benefit            0        0                    0        0                 0
  Short-term investments                                 10,778                     10,778
  Other                      1685     3384        5       5,602                      5,602

                             8513    10664      422      42,334        0    1,895   40,439


Investments
  Invest. in subsidiaries       0        0              281,552      709  282,261        0
  Notes receivable                    1347       94      16,513                 0   16,513
  Marketable securities                                 279,044        0           279,044
  Intercompany advances                                 207,814           207,814        0
  Vidalia Partnership                                    67,517                     67,517
  Vidalia Lessor interest                                62,057                     62,057
  First Source Financial        0                        59,019                     59,019
  Investment in real estate  5700    98563    11359     132,960        0        0  132,960
  Low income housing                                     31,382                     31,382
  Trilon Dominion                                        97,533                     97,533
  Venture capital and other     0                        19,836                 0   19,836

                            5,700   99,910   11,453   1,255,227      709  490,075  765,861


Property, Plant and
 Equipment                  5,122   18,112       41      23,984                     23,984
  Less accumulated deprec
   and amortization             0    3,017                3,228                      3,228

                            5,122   15,095       41      20,756        0        0   20,756


Deferred  & Other Assets   16,211   24,357               51,496    3,340            54,836

                           16,211   24,357        0      51,496    3,340        0   54,836


      TOTAL ASSETS        $35,546 $150,026  $11,916  $1,369,813   $4,049 $491,970 $881,892
/TABLE

                                                  Exhibit A page 18 of 21
DOMINION CAPITAL INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
    LIABILITIES AND      DOMINION  RINCON             VIDALIA      LA.             PROJECT
  STOCKHOLDERS' EQUITY    CAPITAL SECURITIE   DFI      AUDIT      HYDRO     BRI    AMERICA   AUFSC  VA FIN VENT
       (UNAUDITED)
Current
  Sec. due within one year  1,112    6,950   38,500
  Accounts payable          1,564        4                   15                 0       29       54
  Dividends payable             0        0
  Accrued interest          1,848      386                    4      883                                     11
  Accrued taxes            (3,363)     271                   51       63       81        9       28       1,128
  Other                     1,033      148                   70        0        0       73        8

                            2,194    7,759   38,500         140      946       81      111       90       1,139


Long-Term Debt
  Inter-company borrowing 248,418        0                  778        0                                  2,206
  Other                     5,020  185,955  104,000               43,645        0

                          253,438  185,955  104,000         778   43,645        0        0        0       2,206


Deferred Credits and
 Other Liabilities
  Deferred income taxes    18,721      172                  (28)  24,516      648       (8)       7
  Investment tax credits
  Other                     1,933                                               0

                           20,654      172        0         (28)  24,516      648       (8)       7           0


Stockholder's Equity
  Common stock                  8    1,000                             1        1      763    1,082
  Other paid-in capital   229,418   16,168                                 35,550                        50,408
  Allowance on marketable
   securities              (6,531)  (3,337)                                 1,180
  Retained earnings        51,372   85,791                 (337)   1,997   16,326     (584)    (538)      5,644

                          274,267   99,622        0        (337)   1,998   53,057      179      544      56,052

 TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY   $550,553 $293,508 $142,500        $553  $71,105  $53,786     $282     $641     $59,397
/TABLE

                                                  Exhibit A page 19 of 21
DOMINION CAPITAL INC., CONSOLIDATED BALANCE SHEET, DECEMBER 31, 1995 (thousands)
    LIABILITIES AND                                                INTERCELIMS.   CONSOLI-
  STOCKHOLDERS' EQUITY      GSH      DLI     EDGEN     TOTAL       DR       CR      DATED
       (UNAUDITED)
Current
  Sec. due within one year  6,776        0              $53,338                     53,338
  Accounts payable          1,344    2,240      359       5,609    1,543             4,066
  Dividends payable             0        0                    0        0                 0
  Accrued interest            125      240                3,497    1,222             2,275
  Accrued taxes               437       78      311        (906)                0     (906)
  Other                     1,367      524        2       3,225                      3,225

                           10,049    3,082      672      64,763    2,765        0   61,998


Long-Term Debt
  Inter-company borrowing   1,743   46,963              300,108  207,814            92,294
  Other                     4,926   34,641              378,187                    378,187

                             6669    81604        0     678,295  207,814        0  470,481


Deferred Credits and
 Other Liabilities
  Deferred income taxes    (2,497)   1,139   (1,475)     41,195               304   41,499
  Investment tax credits                                      0                          0
  Other                    10,191   20,957               33,081                     33,081

                             7694    22096   (1,475)     74,276        0      304   74,580


Stockholder's Equity
  Common stock             11,297       10      377      14,539   14,531                 8
  Other paid-in capital             58,089   11,764     401,397  171,979           229,418
  Allowance on marketable                                     0
   securities                                            (8,688)       0    2,157   (6,531)
  Retained earnings          (163) (14,855)     578     145,231  114,222   20,929   51,938

                           11,134   43,244   12,719     552,479  300,732   23,086  274,833

 TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY    $35,546 $150,026  $11,916  $1,369,813 $511,311  $23,390 $881,892
/TABLE

                                                  Exhibit A page 20 of 21
DOMINION CAPITAL, INC.
CONSOLIDATING INCOME STATEMENT
YEAR-TO-DATE DECEMBER, 1995
                                   DOMINION              VIDALIA      LA        BLUE                PROJECT
                                    CAPITAL    RINCON     AUDIT     HYDRO       RIDGE      AUFSC    AMERICA
OPERATING REVENUES AND INCOME
  Interest income              $1,902,235  $3,112,154   24,053  $6,857,027   $846,538          0         0
  Dividend income                 573,388  16,204,325                       2,536,004     73,789         0
  Gains and losses             11,647,998     547,865                         539,507    207,447         0
  Partnership income            6,723,100           0                               0                    0
  Income from Real estate       2,080,896
  Amenity income
  Other income                    362,131           0  255,336                (23,803) 1,073,772   144,000
  Equity earnings              12,041,032

                               35,330,780  19,864,344  279,389   6,857,027  3,898,246  1,355,008   144,000

EXPENSES
  Contractural services         1,862,758      37,269  (34,723)          0          0    125,333         0
  Administrative and general    4,749,166     595,551  330,721          50      4,398    654,138   349,527
  Depreciation and amortizatio  1,423,459     281,033    3,816      59,496     22,096    107,375     4,994
  Interest charges             15,488,633  14,607,067   43,224   5,314,603          0          0         0
  Other taxes                     598,630      42,278   15,064     113,306    (31,841)     1,097    20,981
  Cost of Sales
  Selling expenses
  Amenity operating expenses
  Captilized project epenses

                               24,122,646  15,563,198  358,102   5,487,455     (5,347)   887,943   375,502

INCOME BEFORE PROVISION FOR
  INCOME TAXES                 11,208,134   4,301,146  (78,713)  1,369,572  3,903,593    467,065  (231,502)

PROVISION FOR INCOME TAXES     (5,234,138) (2,295,711) (26,959)    479,350    775,245    145,607   (80,759)


NET INCOME (LOSS)             $16,442,272  $6,596,857 ($51,754)   $890,222 $3,128,348   $321,458 ($150,743)
/TABLE

                                                  Exhibit A page 21 of 21
DOMINION CAPITAL, INC.
CONSOLIDATING INCOME STATEMENT
YEAR-TO-DATE DECEMBER, 1995
                                             GOODMAN
                                VA FINAN     SEAGAR     DOMINION                    ELIMINATIONS            SUB
                                VENTURES     HOGAN       LANDS      EDGEN          DR.         CR.         TOTAL
OPERATING REVENUES AND INCOME
  Interest income                  68,713                $214,151                3,888,278             $9,136,593
  Dividend income                       0                                                              19,387,506
  Gains and losses                                              0                       $0             12,942,817
  Partnership income            8,969,000                                                              15,692,100
  Income from Real estate                  18,771,557  27,011,668     220,000                          48,084,121
  Amenity income                                        3,256,705                                       3,256,705
  Other income                                            638,358     900,000                           3,349,794
  Equity earnings                                               0               12,041,032                      0

                                9,037,713  18,771,557  31,120,882   1,120,000   15,929,310          0 111,849,636
EXPENSES
  Contractural services                           570     669,669
  Administrative and general               15,822,349   7,136,334      16,849      120,357          0   2,660,876
  Depreciation and amortizatio     49,085     949,618      76,432                                      29,779,440
  Interest charges                 36,944   1,291,037   4,501,588                           4,758,278   2,977,404
  Other taxes                     269,070           0     321,512                                      36,524,818
  Cost of Sales                                        24,724,882     199,339                           1,350,097
  Selling expenses                                      2,765,973      14,447                          24,924,221
  Amenity operating expenses                            4,141,745                                       2,780,420
  Captilized project epenses                           (6,260,677)        157                           4,141,745
                                                                                                       (6,260,520)
                                  355,099  18,063,574  38,077,458     230,792      120,357  4,758,278  98,878,501
INCOME BEFORE PROVISION FOR
  INCOME TAXES                  8,682,614     707,983  (6,956,576)    889,208  (16,049,667) 4,758,278  12,971,135

PROVISION FOR INCOME TAXES      3,038,915     573,295  (2,484,833)    311,223                (207,040) (4,591,725)

NET INCOME (LOSS)              $5,643,699    $134,688 ($4,471,743)   $577,985 ($16,049,667)$4,965,318  $17,562,860
/TABLE

                    EXHIBIT B.  Financial Data Schedule
If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

          Item No.            Caption Heading              Amount
                                                         (Millions)

            1                 Total Assets                  13,903
            2                 Total Operating Revenues       4,652
            3                 Net Income                       425

                                 EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                          ORGANIZATIONAL CHART


                        DOMINION RESOURCES, INC.
                        ________________________

                                    |
                                    |
                                 (100%)
                                    |
                                    |
                          DOMINION ENERGY, INC.
                          _____________________
                                    |
                                    |
                                    |
  ____________________________________________________________________
  |             |                       |                 |          |
 100%          100%                  99.916%           99.916%     100%
  |             |                       |                 |          |
DOMINION DOMINION ENERGY     DOMINION GENERATING S.A.  DOMINION INVERSIONES
 ENERGY CENTRAL AMERICA, INC.    |              |    MANAGEMENT  DOMINION
SERVICES        |               65%            60% ARGENTINA S.A. BOLIVIA S.A.
COMPANY, INC.   95%              |              |                    |
                |           PATAGONIA         A.V.                  50%
         BELIZE ELECTRIC   HOLDING S.A.  HOLDING S.A.             EMPRESA
         COMPANY LIMITED        |              |                 ELECTRICA
                               59%            90%               CORANI S.A.
                          HIDROELECTRICA  CENTRAL TERMICA
                             CERROS       ALTO VALLE S.A.
                          COLORADOS S.A.